UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor

London, EC2A 1AF

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Regulation FD Disclosure

International Game Technology PLC (NYSE: IGT) ("IGT" or the "Company") is furnishing this report on Form 6-K in connection with an investor presentation to be used during a conference call and webcast scheduled for 8:00 a.m. Eastern Time on May 20, 2025. The presentation will cover the Company’s recent announcement regarding the Italy Lotto License.

A copy of the presentation materials to be used during the call is attached hereto as Exhibit 99.1 and is incorporated by reference into this report.

The presentation will be available on the Company’s Investor Relations website at www.IGT.com under the "Events Calendar." A live listen-only webcast of the conference call will be accessible via the same page, and a replay will be made available following the event.

The information contained in this Form 6-K and Exhibit 99.1 is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit Number	Description

99.1	Investor Presentation for May 20, 2025 Conference Call.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Investor Presentation for May 20, 2025 Conference Call.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2025	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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